H.B. Fuller Company	Correspondence to:
Law Department	P.O. Box 64683
1200 Willow Lake Boulevard	St. Paul, Minnesota 55164-0683
St. Paul, Minnesota 55110-5101
Phone: (651) 236-5867/Fax: (651) 355-9376

April 13, 2021	Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:        Ms. Tracey McKoy, Staff Accountant

Re:	H.B. Fuller Company

Form 10-K for the Fiscal Year Ended November 30, 2020

Filed January 26, 2021

Form 10-Q for the Quarterly Period Ended February 27, 2021

Filed March 25, 2021

Form 8-K

Filed March 25, 2021

File No: 001-09225

Dear Ms. McKoy:

H.B. Fuller Company (the “Company” or “we”) is in receipt of your letter dated April 2, 2021 regarding the above-referenced filings. We have begun to prepare our response but will need additional time to compile the requested information. Therefore, we hereby request an extension to file our response to your letter. We propose to file our response via EDGAR on or before April 30, 2021. Please contact me if our proposed response filing date is not acceptable. Thank you.

Sincerely,

/s/ Timothy J. Keenan

Timothy J. Keenan

Vice President and General Counsel

cc:         Mr. John Corkrean